SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. 1)*

                           Zytec Corporation
         ___________________________________________________
                           (Name of Issuer)

                      Common Stock, no par value
         ___________________________________________________
                    (Title of Class of Securities)


                              989467106
         -----------------------------------------------------
                            (CUSIP Number)

             Richard J. Thompson, Computer Products, Inc.
        7900 Glades Road, Suite 500, Boca Raton, Florida 33434
                            (561) 451-1008
      ____________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                           December 29, 1997
        _______________________________________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:                                          Page 2 of 10 Pages
-----------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Computer Products, Inc.*
     59-1205269


------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __
                                                      (b) __
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    Not Applicable
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                        ___
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   None
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   None
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON  None
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       ___
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------
* Zytec Corporation is now a 100% wholly-owned subsidiary of Computer Products, Inc.

CUSIP NO.:                               Page 3 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Joseph M. O'Donnell*

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) __
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    Not Applicable
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         ___
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   None
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   None
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     None
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        ___
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------
*    In his capacity as an officer of Computer Products, Inc.

CUSIP NO.:                                Page 4 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Richard J. Thompson*

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) __
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    Not Applicable
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         ___
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   None
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   None
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     None
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                         ___
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------
*    In his capacity as an officer of Computer Products, Inc.

CUSIP NO.:                                Page 5 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ronald D. Schmidt

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __
                                                      (b) __
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    Not Applicable
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         ___
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   None
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   None
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     None
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       ___
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------

CUSIP NO.:                                Page 6 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John M. Steel

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) __
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    Not Applicable
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         ___
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   None
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   None
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     None
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       ___
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------

CUSIP NO.:                                Page 7 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lawrence J. Matthews

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __
                                                      (b) __
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    Not Applicable
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                        ___
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   None
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   None
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     None
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                         ___
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------

                                          Page 8 of 10 Pages

Item 1.   Security and Issuer.  This Amendment No. 1 amends
Schedule 13D, dated September 2, 1997, which relates to the Common Stock, no par value per share (the "Zytec Common Stock"), issued by Zytec Corporation, a Minnesota corporation (the "Company"). On December 29, 1997, the Company was merged (the "Merger") with CPI Acquisition Corp., a Minnesota corporation ("CPI Sub"), which is a wholly-owned subsidiary of Computer Products, Inc., a Florida corporation ("CPI"). The Company's principal executive offices are located at 7575 Market Place Drive, Eden Prairie, Minnesota 55344. CPI's principal executive offices are located at 7900 Glades Road, Suite 500, Boca Raton, Florida 33434.

Subsequent to the Merger, Zytec will file a Form 15 under Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 (the "Exchange Act") which will terminate the registration of Zytec Common Stock under Section 12 of the Exchange Act. The shares of Zytec Common Stock are no longer listed on The Nasdaq National Stock Market.


Item 4. Purpose of Transaction. CPI, CPI Sub and the Company entered into an Agreement and Plan of Merger, dated September 2, 1997 (the "Merger Agreement"), which sets forth the terms and conditions of the Merger. The Merger and related transactions were approved by Company stockholders and CPI stockholders on December 29, 1997. As of such date, each share of Zytec Common Stock (other than any shares held by the Company or its subsidiaries, or owned by CPI, CPI Sub or any other of CPI's subsidiaries) was automatically converted into the right to receive 1.33 shares of common stock, $.01 par value per share, of CPI ("CPI Common Stock"). In the Merger, Messrs. Schmidt, Steel and Matthews disposed of their shares of Zytec Common Stock and acquired, in the aggregate, approximately 3,257,692 shares of CPI Common Stock.

          As a condition of CPI and CPI Sub entering into the Merger Agreement, CPI required that Messrs. Schmidt, Steel and Matthews each enter into a Voting Agreement, dated September 2, 1997 (the "Voting Agreement"), whereby such stockholders agreed to vote their shares of Zytec Common Stock in favor of the Merger, and granted an irrevocable proxy to each of Messrs. O'Donnell and Thompson, solely in their capacities as officers of CPI, to vote their shares of Zytec Common Stock in favor of the Merger, to vote against any other plan or proposal for any business combination involving the Company and any entity other than CPI, and to not sell or otherwise transfer said shares during the term of the Merger Agreement. On December 29, 1997, the shares of Zytec Common Stock owned by Messrs. Schmidt, Steel

                                            Page 9 of 10 Pages

and Matthews were voted by Mr. Thompson pursuant to the Voting Agreement in favor of the Merger and the Voting Agreement, by its terms, ceased to be of any further force or effect. As a result of the consummation of the Merger, the Reporting Persons are no longer members of a "group", as such term is used in the Exchange Act, in reference to Zytec Common Stock and no Reporting Person is the beneficial owner of more than 5% of CPI Common Stock.

                                            Page 10 of 10 Pages

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

January 9, 1998

     COMPUTER PRODUCTS, INC.


     By:  Richard J. Thompson
          -------------------------------------------
          Richard J. Thompson, Vice President-Finance


          Joseph M. O'Donnell
          -------------------------------------------
          Joseph M. O'Donnell, in his capacity
             as an officer of Computer Products, Inc.


          Richard J. Thompson
          -------------------------------------------
          Richard J. Thompson, in his capacity
             as an officer of Computer Products, Inc.


          Ronald D. Schmidt
          -------------------------------------------
          Ronald D. Schmidt


          John M. Steel
          -------------------------------------------
          John M. Steel


          Lawrence J. Matthews
          -------------------------------------------
          Lawrence J. Matthews